

September 17, 2021

Jennifer L. Hamann
Chief Financial Officer
Union Pacific Corporation
1400 Douglas Street
Omaha, Nebraska 68179

      Re: Union Pacific Corporation
            Form 10-K for the Fiscal Year Ended December 31, 2020
            Filed February 5, 2021
            File No. 001-06075

Dear Ms. Hamann:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments.

1. We note that you generally refer to past and/or future capital expenditures. If material, please separately quantify any climate-related capital expenditures, such as investments in new technologies.

2. If material, disclose any anticipated reputational risks resulting from your operations that produce material greenhouse gas emissions.

3. If material, discuss the significant physical effects of climate change on your operations and results. This disclosure may include the following:
   • quantification of material weather-related damages to your property or operations;
   • the impact to your business of decreased agricultural production capacity of your customers located in areas affected by drought or other weather-related changes; and
   • any weather-related impacts on the cost or availability of insurance.

4. If applicable and material, provide disclosure about any purchase or sale of carbon credits or offsets and any material effects on your business, financial condition, and results of operations.

We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

You may contact Diane Fritz (Staff Accountant) at (202) 551-3331 or Brad Skinner (Office Chief) at (202) 551-3489 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation